
03054825


SEC MAIL PROCESSING
RECEIVED
MAY 2 3 2003
WASH, D.C. 155 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04-01-2002 (MM/DD/YY) AND ENDING 03-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL PORTFOLIO MANAGEMENT, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

54 SCOTT ADAM ROAD, SUITE 207
(No. and Street)

COCKEYSVILLE (City) MD (State) 21030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T. BLAIR, CPA 410-876-0076
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAMS & HARDEN, P.A.
(Name – *if individual, state last, first, middle name*)

1400 FRONT AVE, #102 (Address), LUTHERVILLE (City), MD (State) 21093 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICK DYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL PORTFOLIO MANAGEMENT, INC., as of MARCH 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

PRESIDENT

Title



Notary Public

Amy C Ridler
Notary Public State of Maryland
My Commission Expires January 4, 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL PORTFOLIO MANAGEMENT, INC.

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

MARCH 31, 2003 AND 2002

CAPITAL PORTFOLIO MANAGEMENT, INC.

Table of Contents

WILLIAMS & HARDEN
A PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS
1400 FRONT AVENUE, SUITE 102
LUTHERVILLE, MARYLAND 21093

(410) 832-2894
www.williamsharden.com

Independent Auditor's Report

Board of Directors
CAPITAL PORTFOLIO MANAGEMENT, INC.
Cockeysville, Maryland

We have audited the accompanying Statements of Financial Condition of CAPITAL PORTFOLIO MANAGEMENT, INC. as of March 31, 2003 and 2002 and the related Statements of Income, Changes in Stockholders' Equity and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAPITAL PORTFOLIO MANAGEMENT, INC. as of March 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lutherville, Maryland
May 5, 2003

Williams & Harden, P.A.

CAPITAL PORTFOLIO MANAGEMENT, INC.

Statements of Financial Condition
March 31, 2003 and 2002

ASSETS

	2003	2002
Cash	$ 69,354	$ 51,383
Marketable securities	166,399	163,107
Receivable from clearing broker	14,573	24,412
Employee advances	-	-
Recoverable income taxes	27,787	38,352
Furniture and equipment (net of accumulated depreciation of $17,457 in 2003 and $16,427 in 2002)	17,391	16,553
TOTAL ASSETS	$ 295,504	$ 293,807

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
LIABILITIES		
Accounts payable and accrued expenses	$ 18,469	$ 26,389
Margin line of credit	92,424	99,932
Stockholder advances	43,235	-
Commissions payable to brokers	20,543	11,259
Total liabilities	174,671	137,580
STOCKHOLDERS' EQUITY		
Nonconvertible preferred stock, $1.00 par value, 100,000 shares authorized, 25,600 shares issued	183,000	103,000
Common stock, $1.00 par value, 200,000 shares authorized, 22,000 shares issued	22,000	22,000
Accumulated comprehensive income, unrealized gain (loss) on marketable securities	(119,120)	(69,411)
Accumulated earnings	34,953	100,638
Total stockholders' equity	120,833	156,227
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 295,504	$ 293,807

The accompanying notes to financial statements are an integral part of these financial statements.

CAPITAL PORTFOLIO MANAGEMENT, INC.

Statements of Income

For the Years Ended March 31, 2003 and 2002

	2003	2002
REVENUES		
Commissions	$ 756,312	$ 757,683
Realized gains (losses)	6,232	(66,275)
Interest and dividends	12,067	14,676
	774,611	706,084
EXPENSES		
Commissions, salaries and benefits	660,575	626,680
Quotation, research and exchange fees	8,533	20,681
Clearing costs	6,697	5,058
Occupancy	80,140	43,055
General & administrative expenses	81,954	70,420
Professional fees	18,439	29,999
Depreciation and amortization	1,030	2,702
	857,368	798,595
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(82,757)	(92,511)
PROVISION (CREDIT) FOR INCOME TAXES	(27,787)	(38,352)
NET INCOME (LOSS)	$(54,970)	$(54,159)

The accompanying notes to financial statements are an integral part of these financial statements.

CAPITAL PORTFOLIO MANAGEMENT, INC.

Statements of Changes in Stockholders' Equity
For the Years Ended March 31, 2003 and 2002

	Capital Stock Preferred	Capital Stock Common	Unrealized Gains	Accumulated Earnings	Total
BALANCE MARCH 31, 2001	$ 118,000	$ 22,000	$(105,894)	$ 166,667	$ 200,773
DIVIDENDS PAID ON PREFERRED STOCK	-	-	-	(11,870)	(11,870)
PREFERRED STOCK REDEMPTIONS	(15,000)	-	-	-	(15,000)
COMPREHENSIVE INCOME, NET OF TAX:					
Unrealized gain on marketable securities	-	-	36,483	-	36,483
NET (LOSS)	-	-	-	(54,159)	(54,159)
BALANCE MARCH 31, 2002	$ 103,000	$ 22,000	$(69,411)	$ 100,638	$ 156,227
DIVIDENDS PAID ON PREFERRED STOCK	-	-	-	(10,715)	(10,715)
PREFERRED STOCK SALES	80,000	-	-	-	80,000
COMPREHENSIVE INCOME, NET OF TAX:					
Unrealized loss on marketable securities	-	-	(49,709)	-	(49,709)
NET (LOSS)	-	-	-	(54,970)	(54,970)
BALANCE MARCH 31, 2003	$ 183,000	$ 22,000	$(119,120)	$ 34,953	$ 120,833

The accompanying notes to financial statements are an integral part of these financial statements.

CAPITAL PORTFOLIO MANAGEMENT, INC.

Statements of Cash Flows
For the Years Ended March 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$(54,970)	$(54,159)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	1,030	2,702
Unrealized (loss)gain- marketable securities	(49,709)	36,483
(Increase) decrease in:		
Receivable from clearing broker	9,839	10,687
Employee advances	-	8,729
(Decrease) increase in:		
Accounts payable	(7,920)	21,489
Commissions payable to broker	9,284	(11,175)
Income taxes	10,565	(151,470)
Net cash (used) by operating activities	(81,881)	(136,714)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assest	(1,868)	-
Marketable securities sold	11,156	65,611
Purchase of marketable securities	(14,448)	(15,488)
Net cash provided (used) by investing activities	(5,160)	50,123
CASH FLOWS FROM FINANCING ACTIVITIES		
Margin borrowing	68,029	133,799
Margin principal payments	(75,537)	(99,203)
Stockholder advances	43,235	-
Preferred stock redemptions	-	(15,000)
Preferred stock sales	80,000	-
Dividends paid on preferred stock	(10,715)	(11,870)
Net cash provided (used) by financing activities	105,012	7,726
NET (DECREASE) INCREASE IN CASH	17,971	(78,865)
CASH, BEGINNING OF YEAR	51,383	130,248
CASH, END OF YEAR	$ 69,354	$ 51,383
SUPPLEMENTAL CASH FLOW INFORMATION		
Actual cash payments for:		
Interest	$ 6,223	$ 7,921
Federal and state income taxes	$ -	$ 113,118

The accompanying notes to financial statements are an integral part of these financial statements.

CAPITAL PORTFOLIO MANAGEMENT, INC.

Notes to Financial Statements
March 31, 2003 and 2002

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Capital Portfolio Management, Inc. was incorporated on August 14, 1991 under laws of the State of Maryland. The Company, on October 11, 1991, filed an application with the Securities and Exchange Commission (SEC) to become a registered broker-dealer, with approval being granted on October 23, 1991. The Company became a broker-dealer member firm of the National Association of Securities Dealers (NASD) on March 3, 1992.

Accounting method

The Company uses the accrual basis of accounting for financial reporting.

Investments

Investments are recorded at fair market value. Temporary unrealized gains and losses are recorded as a component of stockholders' equity. Permanent unrealized losses are charged to earnings during the period the loss is incurred.

Commissions

Securities transactions gains and losses and commission income and expenses are recorded on a settlement date basis.

Property and equipment

Property and equipment are recorded at original cost and are depreciated using the Modified Accelerated Cost Recovery System (MACRS) method defined by the Internal Revenue Code over predetermined lives of five to seven years. Depreciation expense using the MACRS method was not deemed to be materially different from such expense determined using estimated economic lives as required by generally accepted accounting principles.

Costs of repairs and maintenance of the property and equipment are expensed as incurred.

CAPITAL PORTFOLIO MANAGEMENT, INC.
Notes To Financial Statements
March 31, 2003 and 2002

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(CONTINUED)

Income taxes

The Company files its income tax returns on the cash basis, whereby revenue is recognized when received and expenses are recognized when paid. Certain transactions, primarily commissions receivable, accounts payable and accrued expenses, will affect different periods for financial statements and income tax reporting purposes. Deferred federal and state income taxes are provided for material temporary differences.

Comprehensive income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, requires that total comprehensive income be reported in the financial statements. Unrealized gains on available-for-sale securities are the Company's only item of comprehensive income and are reflected in the Statements of Changes in Stockholders' Equity.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported financial position and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results may differ from those estimates.

NOTE 2 - MARKETABLE SECURITIES

Cost and fair value of marketable equity securities at March 31, 2003 are as follows:

	Cost	Gross Unrealized (Loss)	Fair Value
Available for sale:			
Equity securities	$ 285,519	$(119,120)	$ 166,399

NOTE 3 - RECEIVABLE FROM CLEARING BROKER

Receivable from clearing broker represents the net of commissions and interest earned against the clearing charges. The Company is charged on a per trade basis according to the terms of the clearing agreement. The net receivables due from the clearing broker were $14,573 at March 31, 2003 and $24,412 at March 31, 2002.

NOTE 4 - MARGIN LINE OF CREDIT

The Company has a margin line of credit with Bear Stearns, the Company's securities clearing house. The Company is allowed to borrow up to fifty percent of the fair market value of the cash and marketable securities held in the Company's account at Bear Stearns. The credit agreement provides for interest due on the outstanding principal calculated at Bear Stearns' stated daily call rate. The principal is secured by the Company's cash and marketable securities held at Bear Stearns.

The outstanding principal on the line of credit at March 31, 2003 was $92,424.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of a minimum net capital. The rule also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At March 31, 2003, the Company's net capital was $37,943, which was $12,057 less than its required minimum net capital of $50,000. The Company remedied this deficiency in April 2003. The Company's aggregate indebtedness to net capital ratio was 3.46 to 1.

NOTE 6 - RESERVE REQUIREMENTS

The Company is exempt from provisions of the Securities and Exchange Commission Reserve Requirement Rule 15c3-3 in that the Company carries no customer margin accounts and does not otherwise hold funds or securities for or owe money or securities to customers.

NOTE 7 - LEASES AND RELATED PARTIES

The Company leases its office space in Cockeysville, Maryland under a month-to-month operating lease. The office space is owned by the sole common stockholder of the Company.

Total rent expense of $77,562 and $40,380 was incurred for the years ended March 31, 2003 and 2002, respectively.

NOTE 8 - INCOME TAXES

For the years ended March 31, 2003 and 2002, the provision for income taxes consisted of the following components:

	2003	2002
Current (credit) provision		
Federal	$ (23,558)	$ (30,909)
State	(4,229)	(7,443)
Total	$ (27,787)	$ (38,352)
Comprehensive income tax expense	$ (27,787)	$ (38,352)

Deferred income taxes result from the use of different accounting methods for income tax purposes. The components of such temporary differences were not material to the financial statements.

CAPITAL PORTFOLIO MANAGEMENT, INC.

Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
March 31, 2003

Total stockholders' equity from Statement of Financial Condition		$ 120,833
Deduct ownership equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		120,833
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		120,833
Deductions and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition	$ 45,178	
B. Aged fails to deliver	-	
C. Aged short security differences	-	
D. Secured demand note deficiency	-	
E. Commodity futures contracts and spot commodities proprietary capital charges	-	
F. Other deductions and/or charges	4,000	49,178
Net capital before haircuts on securities positions		71,655
Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):		
A. Contractual securities commitments	-	
B. Subordinated securities borrowing	-	
C. Trading and investment securities		
1. Bankers' acceptance, certificates of deposit, and commercial paper	-	
2. Exempted securities	26,363	
3. State and municipal government obligations	-	
4. Debt securities	-	
5. Stocks and warrants	-	
6. Options	6,750	
7. Other securities	-	
D. Undue Concentration	599	
E. Other (List)	-	33,712
Net Capital		$ 37,943

CAPITAL PORTFOLIO MANAGEMENT, INC.

Computation of Basic Net Capital Requirement and Computation of Aggregate Indebtedness Under Rule 15c3-1 of The Securities and Exchange Commission
March 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 8,763
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement	$ 50,000
Net capital deficiency	$(12,057)
Excess net capital at 1000%	$ 24,799

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness Liabilities from Statement of Financial Condition		$ 131,436
Add:		
A. Drafts for immediate credit	$ -	
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	
C. Other unrecorded amounts	-	-
Total aggregate indebtedness		$ 131,436
Ratio: Aggregate indebtedness to net capital		3.46 to 1

CAPITAL PORTFOLIO MANAGEMENT, INC.

Report on Internal Control Structure
March 31, 2003

Independent Auditor's Report on Internal Control Structure

Board of Directors
CAPITAL PORTFOLIO MANAGEMENT, INC.
Cockeysville, Maryland

In planning and performing our audit of the financial statements of CAPITAL PORTFOLIO MANAGEMENT, INC. as of and for the year ended March 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3.

We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditor's Report on Internal Control Structure

(Continued)

Because of inherent limitations in any internal control structure or the practices procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003 to meet the Commission's objectives. However, our audit did reveal a net capital deficiency at March 31, 2003 which was caused by tax saving maneuvers and improperly considering the resulting recoverable income taxes as an allowable asset in the computation of net capital. The Company immediately remedied the deficiency in April 2003 upon discovering the misinterpretation. It is our opinion that this deficiency was caused by a misinterpretation of the definition of allowable assets and not a weakness in the Company's practices and procedures.

This report is intended solely for the use of management and the Securities and Exchange Commission (SEC) in connection with the Company's annual report to the SEC and should not be used for any other purpose.

Lutherville, Maryland
May 5, 2003